July 25, 2008

VIA FACISIMILE

Ms. Lynn Dicker
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Tel (202) 551-3616

Re:           Trestle Holdings, Inc
Form 10-KSB for the Year Ended December 31, 2007
File No. 0-23000

Dear Ms. Dicker:

This letter is in response to the SEC comment letter dated July 17, 2008.  We will be filing the 10-KSB/A with the corrected information shortly.  We inadvertently left out the following section from ITEM 8A: CONTROLS AND PROCEDURES

“We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that as of December 31, 2007, our internal control over financial reporting was effective.”

We acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments please contact either me at 949-903-0468.

Sincerely,

TRESTLE HOLDINGS, INC.

By: _/s/ ERIC STOPPENHAGEN___________
Eric Stoppenhagen
Interim President